

July 16, 2015

VIA E-mail
Mr. J. Patrick Gallagher, Jr.
Chairman, President and Chief Executive Officer
Arthur J. Gallagher & Co.
Two Pierce Place,
Itasca, IL 60143-3141

> **Re:** **Arthur J. Gallagher & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed April 28, 2015**
> **File No. 001-09761**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended March 31, 2015
Notes to March 31, 2015 Consolidated Financial Statements (Unaudited)
1. Nature of Operations and Basis of Presentation, page 8

1. You state that you changed your presentation of noncontrolling interest in the current period making conforming changes to the prior period and that previously you included noncontrolling interest in operating expenses and other non-current liabilities. Please tell us why you have not presented this change as an error correction and restated prior periods' financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Senior Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant